Summary Translation	Exhibit 4.58

Lease Securitization Agreement:
Beneficial Right Transfer through Auto-Leasing Trust Project
Cooperation Agreement

Contract No.：P2010R14AHBCJ0001T-TR0001

Trustee：CITIC Trust Co., Ltd.

Trustor/General Beneficiary：Hebei Chuangjie Trading Co., Ltd.

Signing Date：October 28, 2010

Purpose: This agreement is hereby entered to state the details of the establishment, sales and operation of  the trust products as the Trustor’s beneficial right through auto-lease financing.

Net Amount provided to the Trustor per Issuance：RMB30 million to RMB60 million per month/issuance.

Agreement period：36 months, and expected to commence in November 2010

Term of Beneficial Right:  Each trust issuance has a one-year term.

Financing Cost: : 9% per annum of the principal payment for transfer of Priority Beneficial Right, adjustable in connection with the base rate of one-year loans established by the People’s Bank of China.

Payment Method：The principal (original cost of each trust fund) shall be fully repaid with interest (return of investment) at the maturity date of each trust fund.

Guarantee: The Beneficiary will pay a deposit of no less than RMB50 million as payment security for the trust project.